UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FILM ROMAN, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

317234102

(CUSIP Number)

Digital Production Solutions, Inc. c/o IDT Corporation 520 Broad Street Newark, NJ 07102 Tel.: (973) 438-1000	with a copy to: McDermott, Will & Emery 50 Rockefeller Plaza New York, NY 10020 Attn: Mark S. Selinger, Esq. Tel: (212) 547-5400

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

May 22, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 317234102

1	NAME OF REPORTING PERSON Digital Production Solutions, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 56-2330342

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-

8 SHARED VOTING POWER 11,111,111[1]

9 SOLE DISPOSITIVE POWER -0-

10 SHARED DISPOSITIVE POWER 11,111,111[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,111,111[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.43%

14	TYPE OF REPORTING PERSON CO

[1]	Includes (a) 10,454,157 shares of the Issuer’s Common Stock, par value $0.01 per share (the “Common Stock”) and (b) 656,954 shares of Common Stock issuable upon conversion of the outstanding indebtedness under the Loan Agreement by and between Digital Production Solutions, Inc. and the Issuer dated May 22, 2003 (the “Loan Agreement”).

SCHEDULE 13D

CUSIP No. 317234102

1	NAME OF REPORTING PERSON IDT Media, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 22-3696913

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- 8 SHARED VOTING POWER 11,111,111[1] 9 SOLE DISPOSITIVE POWER -0- 10 SHARED DISPOSITIVE POWER 11,111,111[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,111,111[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.43%

14	TYPE OF REPORTING PERSON CO

[1]	Includes (a) 10,454,157 shares of the Issuer’s Common Stock, par value $0.01 per share (the “Common Stock”) and (b) 656,954 shares of Common Stock issuable upon conversion of the outstanding indebtedness under the Loan Agreement by and between Digital Production Solutions, Inc. and the Issuer dated May 22, 2003 (the “Loan Agreement”).

SCHEDULE 13D

CUSIP No. 317234102

1	NAME OF REPORTING PERSON IDT Corporation I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 22-3415036

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-

8 SHARED VOTING POWER 11,111,111[1]

9 SOLE DISPOSITIVE POWER -0-

10 SHARED DISPOSITIVE POWER 11,111,111[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,111,111[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.43%

14	TYPE OF REPORTING PERSON CO

[1]	Includes (a) 10,454,157 shares of the Issuer’s Common Stock, par value $0.01 per share (the “Common Stock”) and (b) 656,954 shares of Common Stock issuable upon conversion of the outstanding indebtedness under the Loan Agreement by and between Digital Production Solutions, Inc. and the Issuer dated May 22, 2003 (the “Loan Agreement”).

SCHEDULE 13D

CUSIP No. 317234102

1	NAME OF REPORTING PERSON Howard S. Jonas I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-

8 SHARED VOTING POWER 11,111,111[1]

9 SOLE DISPOSITIVE POWER -0-

10 SHARED DISPOSITIVE POWER 11,111,111[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,111,111[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.43%

14	TYPE OF REPORTING PERSON IN

[1]	Includes (a) 10,454,157 shares of the Issuer’s Common Stock, par value $0.01 per share (the “Common Stock”) and (b) 656,954 shares of Common Stock issuable upon conversion of the outstanding indebtedness under the Loan Agreement by and between Digital Production Solutions, Inc. and the Issuer dated May 22, 2003 (the “Loan Agreement”).

SCHEDULE 13D

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to Common Stock, par value $0.01 per share (the “Common Stock”), of Film Roman, Inc., a Delaware corporation (“Film Roman” or the “Issuer”), having its principal executive offices at 12020 Chandler Blvd., North Hollywood, CA 91607.

Item 2. Identity and Background

(a), (b), (c) and (f)

This Schedule 13D is being filed jointly by Digital Production Solutions, Inc., a Delaware corporation (“DPS”), IDT Media, Inc., a Delaware corporation (“IDT Media”), IDT Corporation, a Delaware corporation (“IDT”), and Howard S. Jonas, an individual (collectively, the “Reporting Persons”).

IDT provides telecommunications services and products to retail and wholesale customers worldwide, including prepaid debit and rechargeable calling cards, wholesale carrier services and consumer long distance services. IDT’s business address is 520 Broad Street, Newark, NJ 07102.

IDT Media, a subsidiary of IDT, is a holding company for IDT’s media-related holdings, including DPS. IDT Media’s business address is 520 Broad Street, Newark, NJ 07102.

DPS, a subsidiary of IDT Media, is principally engaged in the production of film and broadcast quality 3-D animation. DPS’s business address is 520 Broad Street, Newark, NJ 07102.

Howard S. Jonas is the Chairman of the Board, founder and controlling shareholder of IDT. Howard S. Jonas is a United States Citizen. The address of his principal place of business is 520 Broad Street, Newark, NJ 07102.

Set forth on Schedule I to this Schedule 13D, and incorporated herein by reference, is the name, business address and present principal occupation or employment and citizenship of each executive officer and director of IDT, IDT Media and DPS, and the name of any corporation or other organization in which such employment is conducted, together with the principal business and address of any such corporation or organization other than the aforementioned entities, as the case may be, for which such information is set forth.

(d) and (e)

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any executive officer or director of such entities has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

DPS acquired 10,454,157 shares of Common Stock of the Issuer (the “Shares”) for an aggregate purchase price of $940,874.13 pursuant to that certain Stock Purchase Agreement, by and between DPS and the Issuer, dated May 22, 2003 (the “Stock Purchase Agreement”).

DPS loaned the Issuer the sum of $59,125.87 under that certain Loan Agreement by and between DPS and the Issuer, dated May 22, 2003 (the “Loan Agreement”).

Such funds were provided by DPS’s cash on hand and no funds were borrowed for such purpose.

Item 4. Purpose of Transaction

DPS acquired the Shares to obtain a controlling equity interest in the Issuer. The Reporting Persons believe this transaction is an attractive investment. Each of the Reporting Persons intends to continuously review its direct or indirect investment in the Issuer, and may in the future determine, either alone or as part of a group, (i) to directly or indirectly acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose or cause the disposition of all or a portion of the securities of the Issuer beneficially owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the Issuer’s business and prospects, other developments concerning the Issuer and its business generally, other business opportunities available to the Reporting Persons, developments with respect to the business of DPS, changes in law and government regulations, general economic conditions and money and stock market conditions, including the market price of the securities of the Issuer.

Stock Purchase Agreement. On May 22, 2003, pursuant to the Stock Purchase Agreement, DPS acquired 10,454,157 shares of Common Stock of the Issuer. The description of the Stock Purchase Agreement throughout this Schedule 13D is qualified by reference to the Stock Purchase Agreement, a copy of which is filed as Exhibit 1 hereto and is incorporated herein by reference.

Pursuant to the Stock Purchase Agreement, if at any time after the date thereof, the Issuer shall issue new shares of any class or series of capital stock to any person other than DPS, DPS shall have the right to purchase new shares of the same class and series issued to such person and at the same purchase price paid in connection therewith, so that DPS maintains economic and voting rights in the Issuer identical to those it currently has.

As a condition precedent to the consummation of the Stock Purchase Agreement, all of the members of the Issuer’s Board of Directors immediately prior to the date thereof, other than Phil Roman, John W. Hyde and Dixon Q. Dern, resigned from the Issuer’s Board of Directors. The vacancies in the Issuer’s Board of Directors were filled by three designees of DPS, Stephen R. Brown, Morris Berger and Mitch Burg. Stephen R. Brown was elected Chairman of the Board and Mitch Burg was elected Vice Chairman of the Board. Yeuda Wurtzel, a fourth designee of DPS, was elected to the Issuer’s Board of Directors effective on a later date subject to the satisfaction of certain conditions precedent.

In connection with the transaction, the Issuer’s Board of Directors amended the Issuer’s By-laws to provide that any director or the entire Board of Directors may be removed with or without cause by the holders of a majority of the outstanding voting stock of the Issuer, voting together as a single class. The Board of Directors of the Issuer also authorized and recommended that the shareholders of the Issuer approve an amendment to the Issuer’s Amended and Restated Certificate of Incorporation to increase the number of authorized shares of Common Stock to 60,000,000.

Loan Agreement. Pursuant to the Loan Agreement, DPS will, from time to time, upon demand by the Issuer, make loans to the Issuer in an aggregate principal amount of up to 2,059,125.87; provided, that until the Issuer amends its Amended and Restated Certificate of Incorporation to increase the number of its authorized shares of Common Stock to 60,000,000 and such amendment becomes effective, the amount borrowed by the Issuer under the Loan Agreement shall not exceed $1,755,148.77. Interest will accrue on the balance outstanding under the Loan Agreement at a fluctuating interest rate per annum equal to the prime rate plus 2%. The description of the Loan Agreement throughout this Schedule 13D is qualified by reference to the Loan Agreement, a copy of which is filed as Exhibit 2 hereto and is incorporated herein by reference.

The loan under the Loan Agreement is evidenced by a Convertible Note issued by the Issuer in favor of DPS (the “Convertible Note”). The description of the Convertible Note throughout this Schedule 13D is qualified by reference to the Note, a copy of which is filed as Exhibit 3 hereto and is incorporated herein by reference.

Pursuant to the Loan Agreement and the Convertible Note, the outstanding balance of principal and accrued interest under the Loan Agreement is convertible, in DPS’s sole discretion, in whole or in part, at any time into shares of Common Stock of the Issuer at a conversion price of $0.09 per share. Upon execution of the Loan Agreement, DPS loaned the Issuer the sum of $59,125.87 which is currently outstanding. Based on the conversion price of $0.09 per share, this outstanding amount is currently convertible into 656,954 shares of Common Stock of the Issuer.

If and when the Issuer draws additional amounts under the Loan Agreement, DPS will be entitled to convert these sums into shares of Common Stock of the Issuer. Such shares are not reported herein as being beneficially owned by DPS because the Reporting Persons may not acquire such shares within 60 days after filing of this Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) DPS directly beneficially owns 10,494,157 shares of the Issuer’s Common Stock. In addition, DPS is entitled under the Loan Agreement to convert the outstanding balance of $59,125.87 into 656,954 shares of the Issuer’s Common Stock. Accordingly, DPS may be deemed the direct beneficial owner of 11,111,111 shares of the Issuer’s Common Stock, representing 56.43% of its outstanding Common Stock based on the Issuer having 19,688,801 shares of Common Stock outstanding.

IDT Media does not directly own any shares of the Issuer. IDT Media is the 100% shareholder of DPS, and as such may be deemed the indirect beneficial owner of 11,111,111 shares of the Issuer’s Common Stock representing 56.43% shares of its outstanding Common Stock.

IDT does not directly own any shares of the Issuer. IDT is the 100% shareholder of IDT Media, and as such may be deemed the indirect beneficial owner of 11,111,111 shares of the Issuer’s Common Stock representing 56.43% shares of its outstanding Common Stock.

Howard S. Jonas does not directly own any shares of the Issuer. As of November 5, 2002, Mr. Jonas beneficially owned 9,816,988 shares of Class A Common Stock, par value $.01 of IDT and 9,317,548 shares of Class B Common Stock, par value $.01 of IDT, representing approximately 21.5% of the outstanding shares of IDT and 56.2% of the combined voting power of IDT. Mr. Jonas may be deemed the indirect beneficial owner of 11,111,111 shares of the Issuer’s Common Stock representing 56.43% shares of its outstanding Common Stock.

(b) By virtue of its ownership of all the outstanding shares of DPS, IDT Media may be deemed to share with DPS the power to vote and dispose 11,111,111 shares of the Issuer’s Common Stock.

By virtue of its ownership of all the outstanding shares of IDT Media, IDT may be deemed to share with IDT Media the power to vote and dispose 11,111,111 shares of the Issuer’s Common Stock.

By virtue of his ownership of shares of IDT representing approximately 56.2% of the combined voting power of IDT, Howard Jonas has the power to control the election of directors to IDT’s board of directors, and therefore he may be deemed to share with IDT the power to vote and dispose 11,111,111 shares of the Issuer’s Common Stock.

(c) Except as described herein and as previously described in this Item and in Item 3 and Item 4 above, no transactions in the Common Stock of the Issuer have been effected by the Reporting Persons, nor to the best knowledge of the Reporting Persons, by the persons listed on Schedule 1 to this Schedule 13D, during the last 60 days.

(d) Not applicable.

(e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in Item 4 to this Schedule 13D, none of the Reporting Persons nor to the best of the Reporting Persons’ knowledge, any directors or executive officers of the Reporting Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the Common Stock of the Issuer, including transfer or voting thereof, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Stock Purchase Agreement by and between Digital Production Solutions, Inc. and Film Roman, Inc., dated May 22, 2003.

Exhibit 2	Loan Agreement by and between Digital Production Solutions, Inc. and Film Roman, Inc., dated May 22, 2003.

Exhibit 3	Convertible Note, issued by Film Roman, Inc. in favor of Digital Production Solutions, Inc., dated May 22.

Exhibit 4	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: June 2, 2003

DIGITAL PRODUCTION SOLUTIONS, INC.

By:	/s/ Morris Berger
Name:	Morris Berger
Title:	President

IDT MEDIA, INC.

By:	/s/ Mitchell Burg
Name:	Mitchell Burg
Title:	Chief Executive Officer

IDT CORPORATION

By:	/s/ James A. Courter
Name:	James A. Courter
Title:	Chief Executive Officer, Vice Chairman of the Board and Director

By:	/s/ Howard S. Jonas
Name:	Howard S. Jonas, individually

SCHEDULE I

Additional Information Concerning the Reporting Persons

Set forth below are the name, position, present principal occupation or employment and business address of each director and executive officer of IDT. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with IDT. Each person listed below is a citizen of the United States.

Name	Position	Principal Occupation	Business Address

Howard S. Jonas	Chairman of the Board and Director	Chairman of the Board	c/o IDT 520 Broad Street Newark, NJ 07102

James A. Courter	Chief Executive Officer, Vice Chairman of the Board and Director	Chief Executive Officer, Vice Chairman of the Board and Director	c/o IDT 520 Broad Street Newark, NJ 07102

Ira A. Greenstein	President	President	c/o IDT 520 Broad Street Newark, NJ 07102

Michael Fischberger	Chief Operating Officer and Director	Chief Operating Officer and Director	c/o IDT 520 Broad Street Newark, NJ 07102

Stephen R. Brown	Chief Financial Officer, Treasurer and Director	Chief Financial Officer, Treasurer and Director	c/o IDT 520 Broad Street Newark, NJ 07102

Marcelo Fischer	Chief Accounting Officer and Controller	Chief Accounting Officer and Controller	c/o IDT 520 Broad Street Newark, NJ 07102

Joyce J. Mason	Senior Vice President, General Counsel, Secretary and Director	Senior Vice President, General Counsel, Secretary and Director	c/o IDT 520 Broad Street Newark, NJ 07102

Moshe Kaganoff	Executive Vice President of Strategic Planning	Executive Vice President of Strategic Planning	c/o IDT 520 Broad Street Newark, NJ 07102

Geoffrey Rochwarger	Executive Vice President of Telecommunications	Executive Vice President of Telecommunications	c/o IDT 520 Broad Street Newark, NJ 07102

Morris Lichtenstein	Executive Vice President of Business Development	Executive Vice President of Business Development	c/o IDT 520 Broad Street Newark, NJ 07102

E. Brian Finkelstein	Executive Vice President of Business Development	Executive Vice President of Business Development	c/o IDT 520 Broad Street Newark, NJ 07102

Jonathan Levy	Executive Vice President of Corporate Development	Executive Vice President of Corporate Development	c/o IDT 520 Broad Street Newark, NJ 07102

Marc E. Knoller	Director	President and Chief Operating Officer of IDT Media, Inc.	c/o IDT 520 Broad Street Newark, NJ 07102

J. Warren Blaker	Director	Professor, Fairleigh Dickinson University	Fairleigh Dickinson University Teaneck-Hackensack Campus 1000 River Road Teaneck, NJ 07666

Rudy Boschwitz	Director	Chairman of the Advisory Committee of the Center for Global Food Issues, Former U.S. Senator	Center for Global Food Issues P.O. Box 202 Churchville, VA 24421 – 0202

Saul Fenster	Director	President Emeritus of the New Jersey Institute of Technology	New Jersey Institute of Institute of Technology; University Heights; 323 Martin Luther King Blvd.; Newark, NJ 07102

Jack F. Kemp	Director	Former U.S. Congressman and former Secretary of Housing and Urban Development	c/o IDT 520 Broad Street Newark, NJ 07102

Michael J. Levitt	Director	Chairman of Stone Tower Capital LLC	c/o IDT 520 Broad Street Newark, NJ 07102

Marc J. Oppenheimer	Director	President and CEO of Crystallex International Corporation	Crystallex Int’l Corp. 579 Richmond Street West, Suite 301 Toronto ON M5V 1Y6 Canada

William A. Owens	Director	Vice Chairman of the Board and Co-Chief Executive Officer of Teledisc LLC and former Vice Chairman of the Joint Chiefs of Staff	Teledesic LLC 1445 120th NE Bellevue, WA 98005

William F. Weld	Director	Principal, Leeds Weld & Co. and former Governor of Massachusetts	Leeds, Weld & Co. 660 Madison Avenue New York, NY 10021

Set forth below are the name, position, present principal occupation or employment and business address of each director and executive officer of IDT Media. Each person listed below is a citizen of the United States.

Name	Position	Principal Occupation	Business Address

Howard S. Jonas	Co-Chairman of the Board	Chairman of the Board of IDT	c/o IDT 520 Broad Street Newark, NJ 07102

Stephen R. Brown	Co-Chairman of the Board	Chief Financial Officer, Treasurer and Director of IDT	c/o IDT 520 Broad Street Newark, NJ 07102

James A. Courter	Director	Vice Chairman of the Board and Chief Executive Officer of IDT	c/o IDT 520 Broad Street Newark, NJ 07102

Mitchell Burg	Chief Executive Officer and Director	Chief Executive Officer and Director	c/o IDT 520 Broad Street Newark, NJ 07102

Jonathan Reich	Director	President of Worldwide Sales and Marketing of Net2Phone, Inc.	c/o IDT 520 Broad Street Newark, NJ 07102

Marc E. Knoller	President and Chief Operating Officer	President and Chief Operation Officer. Director of IDT	c/o IDT 520 Broad Street Newark, NJ 07102

Darin Zaga	Chief Financial Officer	Chief Financial Officer	c/o IDT 520 Broad Street Newark, NJ 07102

Jerrold Rapaport	Executive Vice President, Strategic Planning	Executive Vice President, Strategic Planning	c/o IDT 520 Broad Street Newark, NJ 07102

Larry Wiseman	Executive Vice President Business Development	Executive Vice President Business Development	c/o IDT 520 Broad Street Newark, NJ 07102

Morris Berger	Executive Vice President, Marketing	Executive Vice President, Marketing	c/o IDT 520 Broad Street Newark, NJ 07102

Trang Nguyen,	Executive Vice President, Broadcast Operations	Executive Vice President, Broadcast Operations	c/o IDT 520 Broad Street Newark, NJ 07102

Rev. Eric Cosentino	Director	Rector of the Episcopal Church of the Devine Love in Montrose, New York	80 Sunset Road Montrose, NY 10548

Rabbi Irwin Katsof	Director	Executive Director of the Jerusalem Fund of Aish HaTorah	156 West 56th St., Suite 1201 New York, NY 10019

Roberto Muller	Director	President and Chief Executive Officer of the Muller Sports Group. Prior President of Reebok International. Founder of PONY Sports & Leisure	The Muller Sports Group 16 School Street Rye, NY 10580

Harvey Schiller	Director	Chairman and Chief Executive Officer of Assante U.S. Former VP, Sports Programming, Turner Broadcasting System. Former President of Turner Sports, Inc., a division of Time Warner.	Assante U.S. 280 park Avenue 5th Floor East Building New York, NY 10017

Merv Adelson	Director	Former Vice Chairman of the Board and Chairman of the Finance Committee of Time Warner	10400 Wilshire Blvd. East West V.G. Los Angeles, CA 90077

Pete Wilson	Director	Former Governor of California. Former Mayor of San Diego. Former U.S. Senator.	2132 Century Park Lane Unit 301 Los Angeles, CA 90067

Set forth below are the name, position, present principal occupation or employment and business address of each director and executive officer of DPS. Each person listed below is a citizen of the United States.

Name	Position	Principal Occupation	Business Address

Morris Berger	President	Executive Vice President, Marketing, IDT Media, Inc.	c/o IDT 520 Broad Street Newark, NJ 07102

Yehuda Wurtzel	Chief Executive Officer	Chief Executive Officer	c/o IDT 520 Broad Street Newark, NJ 07102

Stephen Brown	Secretary and Treasurer	Chief Financial Officer, Treasurer and Director of IDT	c/o IDT 520 Broad Street Newark, NJ 07102